Exhibit 99.1

Company Contacts:	Investor Relations:
Bob Marbut, Chairman & Co-CEO	Amy Glynn, CFA
Roni Chaimovski, Vice-Chairman & Co-CEO	Cameron Associates
Don Neville, CFO	Phone: (212) 554-5464
Argyle Security, Inc.	amy@cameronassoc.com
Phone: (212) 245-2700 (NY)
Phone: (210) 828-1700 (TX)
Phone: 001-972-545-212-911 (Tel Aviv)

Media Relations:
Deanne Eagle
Cameron Associates
Phone: (212) 554-5463
deanne@cameronassoc.com

ARGYLE SECURITY, INC. ANNOUNCES

SECOND QUARTER 2008 FINANCIAL RESULTS

Second Quarter 2008 Adjusted Pro Forma Financial Highlights vs. Second Quarter 2007

•                  Revenues Increased by 66% to $36.5 Million

•                  Gross Profit Rose by 25% to $7.3 Million

•                  EBITDA Essentially Flat with Q2 2007 at $1.7 Million

•                  Diluted EPS of ($0.01), Compared to $0.02

Business Highlights

•                  In April, Secured $15 Million in Financing to Pursue Strategic Growth Initiatives

•                  New Management Appointees in Argyle Corrections to Support Larger Scale and Growth

•                  Com-Tec Technology Integration Completed in August

San Antonio, TX – August 14, 2008 – Argyle Security, Inc. (OTC BB:ARGL), (“Argyle”) a service and solutions provider in the physical electronic security industry, today announced financial results for the three and six months ended June 30, 2008.

Adjusted Pro Forma Results(1)

For the three months ended June 30, 2008, Argyle’s pro forma revenues increased by 66%, to $36.5 million, compared to $21.9 million for the same period last year.  Pro forma revenues in Argyle Corrections Group rose by 94% to $28.8 million, driven largely by favorable industry trends, retention and expansion of business with existing customers, as well as new customers.

Pro forma revenues in Argyle Commercial Security Group increased by 9%.  Argyle Commercial Security has continued to make investments in its sales force, which are expected to drive both contract and service revenues in the commercial market.  Based on favorable conditions in Argyle Commercial Security’s target markets of petrochemical, energy infrastructure and healthcare, Argyle Commercial Security believes it is well-positioned for a strong second half of 2008.

Adjusted pro forma gross profit increased by 25% to $7.3 million, or 20.1% of sales, compared to $5.9 million, or 26.7% of sales, in the comparable period of 2007.  Similar to the first quarter of 2008, the gross margin percentage in the second quarter of 2008 was adversely impacted by the inclusion of Com-Tec’s revenues and expenses into Argyle Corrections, as Com-Tec is currently engaged in a significant project that has margins well below Argyle Security’s corporate average.

Second quarter margins in Argyle Corrections were also impacted by certain operational inefficiencies in its security electronics business.  These issues first became apparent in the first quarter of 2008, and have largely been corrected.  Argyle believes it should see margins improve during the balance of the year, primarily due to the operational improvements that have been made within its security electronics business, as well as the expected benefit from lower-cost technology integration.

Adjusted pro forma operating expenses were $6.3 million, up 41% from $4.5 million in the second quarter of 2007.  In the second quarter of 2008, Argyle incurred higher than expected legal and accounting fees related to being a public company.  Adjusted operating income in the second quarter of 2008 was $1.0 million, or 2.8% of sales, compared to $1.4 million, or 6.3% of sales, in the second quarter of 2007.    Pro forma adjusted EBITDA of $1.7 million, or 4.5% of adjusted pro forma revenues, was essentially flat with second quarter 2007 pro forma adjusted EBITDA of $1.7 million, or 7.8% of revenues.  In the second quarter of 2008, adjusted pro forma net income was $36,000, or ($0.01) per diluted share, compared to adjusted pro forma net income of $122,000, or $0.02 per diluted share, in the prior-year period.

For the six months ended June 30, 2008, Argyle’s pro forma revenues increased by 68% to $75.8 million, compared to $45.1 million in the same period of 2007. Gross profit increased by 41% to $15.3 million, or 20.2% of sales, compared to $10.9 million, or 24.1% of sales, in the first six months of 2007.

EBITDA rose 23% to $3.5 million, compared to $2.8 million for the same two quarters last year. The comparable EBITDA margin was 4.6%, compared to 6.2%.  Net income for the six months ended June 30, 2008 was $359,000, or $0.04 per diluted share, compared to net income of $186,000, or $0.03 per diluted share in the prior-year period.

Actual Results

Revenues and gross profit for the second quarter of 2008 were $36.5 million and $6.1 million, respectively. Argyle recognized no revenues or gross profit in the second quarter of 2007.  The operating loss was $679,000 for the three months ended June 30, 2008, compared to an operating loss of $230,000 for the three months ended June 30, 2007.   Argyle’s net loss for the three

months ended June 30, 2008 was $1.0 million, or ($0.19) per share (basic and diluted), compared to net income of $50,000, or $0.00 per share (basic and diluted), in the second quarter of 2007.

Revenues and gross profit for the six months ended June 30, 2008 were $74.1 million and $12.5 million, respectively; Argyle recognized no revenues or gross profit for the six months ended June 30, 2007. Argyle’s operating loss was $1.1 million for the six months ended June 30, 2008, compared to an operating loss of $520,000 for the six months ended June 30, 2007. Argyle’s net loss for the six months ended June 30, 2008 was $1.8 million, or ($0.32) per share (basic and diluted), compared to net income of $101,000, or $0.00 per share, for the six months ended June 30, 2007.

Backlog

As of June 30, 2008, net backlog for Argyle Corrections Group was $70.5 million, compared to pro forma net backlog of $100.1 million as of June 30, 2007.  The pro forma net backlog number assumes that the acquisitions of Com-Tec and PDI were completed on January 1, 2007.

Beginning in 2008, Argyle Security opted to disclose net backlog only for Argyle Corrections Group (and after the elimination of intercompany revenues).

Management Overview

Bob Marbut, Chairman and Co-CEO of Argyle Security, stated, “We are very pleased with our revenue growth in the quarter, with overall revenues up 66% and revenues in the Corrections Group up 94%.  This level of growth largely reflects the robust market conditions in the corrections sector, but also our ability to deliver superior products and services to an expanding customer base.

“However, we also had some challenges in the quarter, resulting in an EBITDA margin that was below our expectations.  We started to strengthen the infrastructure of our security electronics business in the first quarter, but it took more time than we had expected to develop the people, systems and structure necessary to support our significant growth. But, as a result of the actions that have been taken, we believe that we will be in a position to achieve the margin run rates that we had targeted for the last half of 2008,” he concluded.

Sam Youngblood, President of Argyle Security USA, continued, “We believe that with the operational issues now rectified, we have the proper infrastructure in place to support our current and future growth.  We have committed additional management resources to ensure that we are running at optimal efficiency.  Most notably, we have appointed Mike Peterson as COO of Argyle Corrections Group, and we are also providing more comprehensive training to all of our supervisory personnel.   With tighter management controls and better training, we believe we can drive more profitable revenue growth.  We also expect to realize significant costsavings by integrating Com-Tec’s lower-cost technologies across Argyle USA, which was largely completed in August of this year.  We believe this will be reflected in our margins starting in the fourth quarter of this year.”

Ron Chaimovski, Vice-Chairman and Co-CEO of Argyle Security, added, “In the face of challenging economic times, our primary focus for driving new business in Argyle Commercial

Security Group is on those industries where security is not an option, but a necessity – petrochemical, infrastructure, such as ports, utility companies, and waste and water treatment plants, and healthcare.  Our plan remains to expand our national footprint in the commercial market, through a combination of organic growth and acquisitions.  As the market is highly fragmented and ripe for consolidation, there is an abundance of acquisition candidates which may become available to Argyle.  We continue to evaluate opportunities that make good strategic sense for Argyle and could be acquired for the right price.”

Argyle Updates Guidance for 2008

Based on its strong first-half performance and robust market conditions in the corrections industry, Argyle expects full-year 2008 revenues to be at the top end of the previously forecasted range of $128 to $142 million.  Argyle now expects EBITDA margins of approximately 7% for the full-year 2008, which is below previous expectations for 9 to 10%, and due to 1) margin erosion in the security electronics business, 2) higher than expected legal and accounting fees and 3) non-cash compensation expense. However, as the previously listed items were primarily concentrated in the first half of the year, Argyle does expect to achieve an EBITDA margin run rate of approximately 9% in the second half of 2008.

Conference Call Information

Argyle Security will host an investor conference call at 10:00 a.m. ET, today, August 14, 2008 to discuss its results.  Interested parties should call 888-713-4213 (domestic) or 617-213-4865 (international) at least five minutes before the scheduled start time; the passcode is 89962604. This call may also be accessed via the Internet at:

www.argylesecurity.com

For those who are unavailable to listen to the live broadcast, a replay will be available through August 28, 2008 and can be accessed by dialing 888-286-8010 (domestic), and 617-801-6888 (international). The pass code is 84546898.

Disclosure Regarding Non-GAAP Financial Measures

(1) Adjusted Pro Forma Results

Since Argyle Security acquired ISI Security Group (which is now a part of Argyle Security USA) in July 2007 and FireQuest, Peterson and Com-Tec in January 2008, the Company does not believe a comparison of the results of operations and cash flows for the three months ended June 30, 2008 versus June 30, 2007 is beneficial to stockholders. In order to assist investors in better understanding the changes in its business between the three months ended June 30, 2007 and June 30, 2008, Argyle Security has provided adjusted pro forma results as if the acquisitions occurred on January 1, 2008 and January 1, 2007, respectively.  Argyle Security derived the adjusted pro forma results of operations from (i) the unaudited consolidated financial statements of Com-Tec for the three months ended June 30, 2007, (ii) the unaudited financial statements of Peterson for the three months ended June 30, 2007, (iii) the unaudited financial statements of FireQuest for the three months ended June 30, 2007 and (iv) the unaudited consolidated financial statements of the Company for the three months ended June 30, 2008 and 2007.

Adjusted pro forma net income is an alternative view of performance used by management, and we believe that investors’ understanding of our performance is enhanced by disclosing this performance measure. We report adjusted pro forma net income in order to present the results of our major operations — the construction, installation, marketing and sale of various electronic security systems for commercial accounts and detention hardware (including security doors and frames, jail furniture, security glazing, and other security-based systems) and electronic control systems for correctional facilities — prior to considering certain income statement elements, principally amortization of intangible assets. We have defined adjusted pro forma net income as net income before the impact of purchase accounting for acquisitions, acquisition-related costs, discontinued operations and one-time expenses associated with stock appreciation rights.  The adjusted pro forma net income measure is not, and should not be viewed as, a substitute for U.S. GAAP net income.

EBITDA (earnings before interest, taxes, depreciation and amortization) is used by management as a performance measure for benchmarking against the Company’s peers and competitors. The Company believes EBITDA is useful to investors, because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in the security industry. EBITDA is not a recognized term under GAAP.  Argyle and ISI compute EBITDA using the same consistent method from quarter to quarter.  Following the attached financial statements is a reconciliation of EBITDA to net loss.

The presentation of Adjusted Pro Forma Results and EBITDA is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

About Argyle Security, Inc.

Formed in 2005 and headquartered in San Antonio, TX, Argyle Security’s goal is to become a leading global provider of services and solutions in the physical electronic security industry through an integrated buildup strategy.  Argyle’s channel focus is Video Surveillance, Access Control, Perimeter Protection, Intrusion Protection, Fire Detection and Threat Analysis, serving selected commercial, governmental and residential markets.

In July 2007, Argyle acquired ISI Security Group.  In February 2008, Argyle formed Argyle Security USA, which encompasses the former ISI Security Group’s operations in both the corrections and commercial sectors, plus the PDI, Com-Tec and FireQuest acquisitions.  Argyle Security, Inc. currently has two reporting segments: Argyle Corrections Group and Argyle Commercial Security Group.

Argyle Corrections Group is the controlling entity for ISI, PDI, Com-Tec and MCS.  Argyle Corrections Group is one of the nation’s largest providers of detention equipment products and service solutions, as well as turnkey, electronic security systems.  These systems include unique engineering competencies and proprietary software products.  Argyle Commercial Security Group focuses on the commercial security sector and provides turnkey, electronic security systems to the commercial market.  Currently, MCS-Commercial Fire & Security is the only member in Argyle Commercial Security Group.

Please visit http://www.argylesecurity.com/ or http://www.argylesecurityusa.com/   for additional information on Argyle Security and Argyle Security USA.

Safe Harbor

Certain statements in this press release constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, as amended. When used in this press release, words such as “will,” “believe,” “expect,” “anticipate,” “encouraged,” “estimate,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “would,” and similar expressions, as they relate to the company or its management, as well as assumptions made by and information currently available to the company’s management identify forward-looking statements. You are cautioned not to place undue reliance on these forward- looking statements. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. The company undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Additional information concerning forward looking statements is contained under the heading of risk factors listed from time to time in the company’s filings with the U.S. Securities and Exchange Commission.

Financial Statements to Follow

Argyle Security, Inc

Reconciliation of GAAP Net Income to Adjusted Net Income

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
GAAP net income (loss)	$(1,020)	$50	$(1,754)	$101
Pro forma adjustments - addbacks (reductions)
Argyle salary expense (increase) for management team in 2007	—	(222)	—	(444)
Non-cash compensation expense (increase) for 2007	—	(141)	—	(283)
Depreciation expense (increase) on revalued assets in 2007	—	(80)	—	(158)
Amortization of intangible expense (increase) in cost of goods sold for 2008 and 2007	—	(1,274)	(37)	(2,564)
Amortization of intangible expense (increase) in operating expenses for 2008 and 2007	—	(426)	(21)	(868)
Reduction in rent expense	—	53	6	70
Interest income increase / (reduction) for 2008 and 2007	—	(330)	—	(654)
Interest expense (increase) / reduction for 2008 and 2007	—	1,151	(39)	1,398
Income / (loss) from predecessor - Argyle Security USA for 2007	—	(619)	—	(496)
Income / (loss) from predecessor - Firequest for 2007	—	80	—	160
Income / (loss) from predecessor - PDI for 2007	—	157	—	313
Income / (loss) from predecessor - Com-Tec for January 2008 and 2007	—	190	44	152
Provision (benefit) for income taxes on pro forma adjustments for 2008 and 2007	—	480	32	1,331
Pro forma net income (loss)	$(1,020)	$(931)	$(1,769)	$(1,942)
Amortization of intangible expense in cost of goods sold for 2008 and 2007	1,276	1,274	2,565	2,564
Amortization of intangible expense in operating expenses for 2008 and 2007	427	426	868	868
Provision (benefit) for income taxes on pro forma adjustments for 2008 and 2007	(647)	(647)	(1,305)	(1,304)
Adjusted pro forma net income (loss)	$36	$122	$359	$186
Interest, net	802	865	1,620	1,646
Depreciation expense	626	334	1,116	680
Taxes, net	186	393	393	326
Pro forma EBITDA	$1,650	$1,714	$3,488	$2,838

Argyle Security, Inc

Pro Forma Consolidated Statements of Operations (unaudited)

(in thousands except share data)

	Three Months Ended
	June 30,	% of	June 30,	% of	$	%
	2008	Revenue	2007	Revenue	Change	Change
Revenues:
Contract revenues	$24,711	68%	$10,730	49%	$13,981	130%
Contract revenues - related party	5,282	14%	7,365	34%	(2,083)	-28%
Service and other revenues	6,513	18%	3,836	17%	2,677	70%
Total revenues	36,506	100%	21,931	100%	14,575	66%
Cost of revenues:
Contract costs	24,424	67%	13,465	61%	10,959	81%
Service and other costs, including amortization of intangibles ($1,276 for 2008 and $1,274 for 2007)	6,018	16%	3,885	18%	2,133	55%
Total cost of revenues	30,442	83%	17,350	79%	13,092	75%
Gross profit	6,064	17%	4,581	21%	1,483	32%
Operating expenses:
Salaries and related expense, including stock-based compensation of $191 in 2008 and $142 in 2007	3,410	9%	2,294	10%	1,116	49%
Consulting fees and outside services	637	2%	311	1%	326	105%
Depreciation	598	2%	289	1%	309	107%
Other general and administrative expenses	1,671	5%	1,581	7%	90	6%
Amortization of intangible assets	427	1%	426	2%	1	0%
Total operating expenses	6,743	18%	4,901	22%	1,842	38%
Operating loss	(679)	-2%	(320)	-1%	(359)	112%
Other income (expense):
Interest income	52	0%	51	0%	1	2%
Interest expense	(854)	-2%	(916)	-4%	62	-7%
Total other income (expense)	(802)	-2%	(865)	-4%	63	-7%
Income (loss) before provision for income taxes	(1,481)	-4%	(1,185)	-5%	(296)	25%
Provision (benefit) for income taxes	(461)	-1%	(254)	-1%	(207)	81%
Net income (loss)	$(1,020)	-3%	$(931)	-4%	$(89)	10%
Deferred interest, net of taxes, subject to possible redemption	—	0%	—	0%	—	0%
Dividends on convertible preferred stockholders	86	0%	—	0%	—	0%
Net income (loss) allocable to holders of non-redeemable common stock	$(1,106)	-3%	$(931)	-4%	$(89)	10%

Weighted-average number of shares of common stock outstanding exclusive of shares subject to possible redemption:
Basic	5,799,342		5,799,342		0	0%
Diluted	5,799,342		5,799,342		0	0%
Net income (loss) per share allocable to holders of non-redeemable common stock:
Basic	$(0.19)		$(0.16)		$(0.03)	19%
Diluted	$(0.19)		$(0.16)		$(0.03)	19%

Argyle Security, Inc

Pro Forma Consolidated Statements of Operations
(unaudited)

(in thousands except share data)

	Six Months Ended
	June 30,	% of	June 30,	% of	$	%
	2008	Revenue	2007	Revenue	Change	Change
Revenues:
Contract revenues	$51,617	68%	$22,536	50%	$29,081	129%
Contract revenues - related party	12,225	16%	13,166	29%	(941)	-7%
Service and other revenues	11,979	16%	9,402	21%	2,577	27%
Total revenues	75,821	100%	45,104	100%	30,717	68%
Cost of revenues:
Contract costs	51,464	68%	27,278	60%	24,186	89%
Service and other costs, including amortization of intangibles ($2,565 for 2008 and $2,564 for 2007)	11,577	15%	9,506	21%	2,071	22%
Total cost of revenues	63,041	83%	36,784	82%	26,257	71%
Gross profit	12,780	17%	8,320	18%	4,460	54%
Operating expenses:
Salaries and related expense, including stock-based compensation of $749 in 2008 and $283 in 2007	6,987	9%	4,783	11%	2,204	46%
Consulting fees and outside services	1,586	2%	606	1%	980	162%
Depreciation	1,060	1%	591	1%	469	79%
Other general and administrative expenses	3,340	4%	2,746	6%	594	22%
Amortization of intangible assets	868	1%	868	2%	—	0%
Total operating expenses	13,841	18%	9,594	21%	4,247	44%
Operating loss	(1,061)	-1%	(1,274)	-3%	213	-17%
Other income (expense):
Interest income	78	0%	111	0%	(33)	-30%
Interest expense	(1,698)	-2%	(1,757)	-4%	59	-3%
Total other income (expense)	(1,620)	-2%	(1,646)	-4%	26	-2%
Income (loss) before provision for income taxes	(2,681)	-4%	(2,920)	-6%	239	-8%
Provision (benefit) for income taxes	(912)	-1%	(978)	-2%	66	-7%
Net income (loss)	$(1,769)	-2%	$(1,942)	-4%	$173	-9%
Deferred interest, net of taxes, subject to possible redemption	—	0%	—	0%	—	0%
Dividends on convertible preferred stockholders	86	0%	—	0%	—	0%
Net income (loss) allocable to holders of non-redeemable common stock	$(1,855)	-2%	$(1,942)	-4%	$173	-9%

Weighted-average number of shares of common stock outstanding exclusive of shares subject to possible redemption:
Basic	5,795,221		5,799,342		(4,121)	0%
Diluted	5,795,221		5,799,342		(4,121)	0%
Net income (loss) per share allocable to holders of non-redeemable common stock:
Basic	$(0.32)		$(0.33)		$0.01	-4%
Diluted	$(0.32)		$(0.33)		$0.01	-4%

Argyle Security, Inc

Adjusted Pro Forma Consolidated Statements of Operations
(unaudited)

(in thousands except share data)

	Three Months Ended
	June 30,	% of	June 30,	% of	$	%
	2008	Revenue	2007	Revenue	Change	Change
Revenues:
Contract revenues	$24,711	68%	$10,730	49%	$13,981	130%
Contract revenues - related party	5,282	14%	7,365	34%	(2,083)	-28%
Service and other revenues	6,513	18%	3,836	17%	2,677	70%
Total revenues	36,506	100%	21,931	100%	14,575	66%
Cost of revenues:
Contract costs	24,424	67%	13,465	61%	10,959	81%
Service and other costs, excluding amortization of intangibles	4,742	13%	2,611	12%	2,131	82%
Total cost of revenues	29,166	80%	16,076	73%	13,090	81%
Gross profit	7,340	20%	5,855	27%	1,485	25%
Operating expenses:
Salaries and related expense, including stock-based compensation of $191 in 2008 and $142 in 2007	3,410	9%	2,294	10%	1,116	49%
Consulting fees and outside services	637	2%	311	1%	326	105%
Depreciation	598	2%	289	1%	309	107%
Other general and administrative expenses	1,671	5%	1,581	7%	90	6%
Amortization of intangible assets	—	0%	—	0%	—	0%
Total operating expenses	6,316	17%	4,475	20%	1,841	41%
Operating income	1,024	3%	1,380	6%	(356)	-26%
Other income (expense):
Interest income	52	0%	51	0%	1	2%
Interest expense	(854)	-2%	(916)	-4%	62	-7%
Total other income (expense)	(802)	-2%	(865)	-4%	63	-7%
Income (loss) before provision for income taxes	222	1%	515	2%	(293)	-57%
Provision (benefit) for income taxes	186	1%	393	2%	(207)	-53%
Net income (loss)	$36	0%	$122	1%	$(86)	-70%
Deferred interest, net of taxes, subject to possible redemption	—	0%	—	0%	—	0%
Dividends on convertible preferred stockholders	86	0%	—	0%	—	0%
Net income (loss) allocable to holders of non-redeemable common stock	$(50)	0%	$122	1%	$(86)	-70%

EBITDA Calculation:
Interest, net	$802		$865		(63)	-7%
Depreciation	626		334		292	87%
Taxes, net	186		393		(207)	-53%
EBITDA	$1,650		$1,714		$(64)	-4%

Weighted-average number of shares of common stock outstanding exclusive of shares subject to possible redemption:
Basic	5,799,342		5,799,342		0	0%
Diluted	5,799,342		7,061,764		(1,262,422)	-18%
Net income (loss) per share allocable to holders of non-redeemable common stock:
Basic	$(0.01)		$0.02		$(0.03)	-141%
Diluted	$(0.01)		$0.02		$(0.03)	-150%

Argyle Security, Inc

Adjusted Pro Forma Consolidated Statements of Operations

(unaudited)

(in thousands except share data)

	Six Months Ended
	June 30,	% of	June 30,	% of		$0-Jan
	2008	Revenue	2007	Revenue	Change	Change
Revenues:
Contract revenues	$51,617	68%	$22,536	50%	$29,081	129%
Contract revenues - related party	12,225	16%	13,166	29%	(941)	-7%
Service and other revenues	11,979	16%	9,402	21%	2,577	27%
Total revenues	75,821	100%	45,104	100%	30,717	68%
Cost of revenues:
Contract costs	51,464	68%	27,278	60%	24,186	89%
Service and other costs, excluding amortization of intangibles	9,012	12%	6,942	15%	2,070	30%
Total cost of revenues	60,476	80%	34,220	76%	26,256	77%
Gross profit	15,345	20%	10,884	24%	4,461	41%
Operating expenses:
Salaries and related expense, including stock-based compensation of $749 in 2008 and $283 in 2007	6,987	9%	4,783	11%	2,204	46%
Consulting fees and outside services	1,586	2%	606	1%	980	162%
Depreciation	1,060	1%	591	1%	469	79%
Other general and administrative expenses	3,340	4%	2,746	6%	594	22%
Amortization of intangible assets	—	0%	—	0%	—	0%
Total operating expenses	12,973	17%	8,726	19%	4,247	49%
Operating income	2,372	3%	2,158	5%	214	10%
Other income (expense):
Interest income	78	0%	111	0%	(33)	-30%
Interest expense	(1,698)	-2%	(1,757)	-4%	59	-3%
Total other income (expense)	(1,620)	-2%	(1,646)	-4%	26	-2%
Income (loss) before provision for income taxes	752	1%	512	1%	240	47%
Provision (benefit) for income taxes	393	1%	326	1%	67	21%
Net income (loss)	$359	0%	$186	0%	$173	93%
Deferred interest, net of taxes, subject to possible redemption	—	0%	—	0%	—	0%
Dividends on convertible preferred stockholders	86	0%	—	0%	—	0%
Net income (loss) allocable to holders of non-redeemable common stock	$273	0%	$186	0%	$—	0%

EBITDA Calculation:
Interest, net	$1,620		$1,646		(26)	-2%
Depreciation	1,116		680		436	64%
Taxes, net	393		326		67	21%
EBITDA	$3,488		$2,838		$650	23%

Weighted-average number of shares of common stock outstanding exclusive of shares subject to possible redemption:
Basic	5,795,221		5,799,342		(4,121)	0%
Diluted	6,641,411		7,021,839		(380,428)	-5%
Net income (loss) per share allocable to holders of non-redeemable common stock:
Basic	$0.04		$0.03		$0.01	33%
Diluted	$0.04		$0.03		$0.01	55%